Exhibit 99.1

Press Release

Chi-Med Announces US$95 million Guangzhou Land Compensation Agreement

London: Tuesday, June 9, 2020: Hutchison China MediTech Limited (“Chi-Med”) (Nasdaq/AIM: HCM) today announces that Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”), its 50:50 joint venture with Guangzhou Baiyunshan Pharmaceutical Holdings Company Limited, has today entered into an agreement (the “Agreement”) with the Guangzhou government for the planned return of HBYS’s remaining 34 years land-use rights on its approximately 30,000 square meters unused site  (“HBYS Plot 2”) at Guang Cong Road, Tong He Town, Baiyun District, Guangzhou (the “Site”).

The Site is located in an area of Guangzhou approximately six kilometers from the city center, which will be rezoned from industrial use to commercial and residential usage.

The Agreement signed between HBYS and the Land Development Centre of Guangzhou provides that HBYS will return the Site to the government in consideration for cash compensation of up to US$95 million (the “Compensation”).  Under the Agreement, HBYS will receive the Compensation in several stages over a period of approximately one year as all surrender procedures are met and the transaction progresses to completion.

The return of HBYS Plot 2 has no impact on the operations of HBYS. The joint venture continues to operate manufacturing facilities at a second, 59,000 square meter, nearby site in Baiyun District, Guangzhou (HBYS Plot 1) as well as a large new factory, on a 230,000 square meter site, in Bozhou, Anhui Province.

About Chi-Med

Chi-Med (Nasdaq/AIM: HCM) is an innovative biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has a portfolio of eight cancer drug candidates currently in clinical studies around the world and extensive commercial infrastructure in its home market of China. For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Chi-Med’s current expectations regarding future events and can be identified by words like: “will,” “expects,” “believes” or similar terms, or by express or implied discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Such risks and uncertainties include, among other things, the risk that the land-use rights transaction described above does not proceed to completion or HBYS does not receive the cash compensation, in whole or in part, owed for the surrender of its land-use rights.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) Chi-Med@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile), jlo@brunswickgroup.com / +852 9783 6894 (Mobile), yzhou@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500